                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-05535




Prospectus Supplement No. 3, dated August 20, 1997
         (To Prospectus dated April 1, 1997, as supplemented on April 29, 1997 and May 15, 1997)








                                   [AAI LOGO]


                       Applied Analytical Industries, Inc.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)




         On August 12, 1997, the Company issued a press release reporting certain financial and other information for the quarter ended June 30, 1997. A copy of such press release is attached. On August 14, 1997, the Company filed its Quarterly Report on Form 10-Q for the period ended June 30, 1997. A copy of such report is attached.

[AAI Logo]                                                1206 North 23rd Street
                                                          Wilmington, NC 28105

                                                          910.251.6700
                                                          800.575.4AAI
                                                          Fax: 910.251.6755


FOR:                                       Applied Analytical Industries, Inc.

CONTACTS:                                  Mark P. Colonnese
                                           Vice President and
                                           Chief Financial Officer

                                           Kay Thompson
                                           Investor Relations Manager
                                           Applied Analytical Industries, Inc.
                                           910/392.1606


           APPLIED ANALYTICAL INDUSTRIES, INC. (AAI) ANNOUNCES SECOND
                         QUARTER 1997 FINANCIAL RESULTS


         Wilmington, North Carolina, August 12, 1997 -- Applied Analytical Industries, Inc. (Nasdaq: AAII) today announced financial results for the second quarter and six months ended June 30, 1997.

         Net sales for the second quarter of 1997 rose 45% to $15.8 million from net sales of $10.8 million reported in the second quarter of 1996. Net income for the second quarter of 1997 was $0.6 million, or $0.04 per share, versus a comparable figure of $0.7 million, or $0.06 per share, for the same period a year ago. The per share comparison was impacted by a 38% increase in the number of shares outstanding, to 16.4 million in 1997, as a result of the Company's initial public offering in September 1996. Quarterly net sales of the Company's core fee-for-service business increased 44% to $15.2 million in 1997 from $10.6 million for the same period of 1996. While licensing revenues for the current quarter were $0.6 million, up 108% from the $0.3 million in 1996, they were significantly lower than first quarter licensing revenues due to an agreement with a third party to suspend new licensing activities pending merger discussions.

         Dr. Frederick Sancilio, AAI Chairman and Chief Executive Officer, stated that AAI had been engaged in discussions with a substantially larger third party concerning a potential business combination transaction. At the request of the third party, AAI suspended new licensing arrangements during the second quarter which had an adverse effect on second quarter results. The Company received a $1 million payment from the third party, in part, as consideration for the loss of earnings associated with that suspension, the related disruption to normal business activities and related expenses. The business combination discussions with the third party have been terminated and the Company expects to take the entire payment into income in the third quarter, although a portion of that income will be offset by related expenses. The second quarter results do not include any part of that payment. The Company intends to reinitiate new licensing activities in the third quarter.

         For the six months ended June 30, 1997 net sales were $31.0 million, an increase of 49% from the net sales of $20.8 million reported for 1996. Net income was $1.5 million, or $.09 per share, versus $1.4 million, or $.12 per share in the first half of 1996. Net sales of the Company's fee-for-service business increased by 45% to $28.9 million in 1997 from $19.8 million in 1996. Licensing revenues in 1997 increased 129% to $2.1 million versus licensing revenues of $0.9 in 1996.

         The Company received two product approvals in the second quarter. AAI received marketing approval from the FDA for the Company's ANDA for an ophthalmic product. In addition, the Company's German subsidiary received marketing approval for a generic nifedipine sustained release product. The Company is also expecting approval of a client's hormone replacement therapy product, which could generate contract-manufacturing revenues commencing in the second half of this year. Dr. Sancilio commented that these approvals "reflect the Company's commitment to its dual business approach leveraging its fee-for-service expertise." He added, "Research and development spending increased 86% over the comparable prior year period. We believe that future earnings will be positively impacted by this increased R & D investment."

         During the second quarter, the Company completed negotiations for a service contract with anticipated revenues of approximately $20 million. The Company anticipates that this services agreement will significantly contribute to revenues during the next 18 months. Additionally, AAI reached agreement with another major pharmaceutical company for a development project with significant royalty potential, as well as a bonus for timely completion of the project.

         AAI management has been strengthened by hiring Werner Gorlich as General Manager of AAI/LAB in Europe, and Joachim Rexhaus as Head of Administration for Europe.

         Founded seventeen years ago, AAI is a leading pharmaceutical contract research and development organization (CRO) providing product development and support services to the pharmaceutical and biotechnology industries. The Company offers seamless outsourcing through integrated pharmaceutical services. Additionally, through its own internal drug development program, AAI leverages its expertise to generate revenue by licensing internally developed drugs and drug technologies to pharmaceutical client companies worldwide.


Information in this press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the ability of acquired businesses to be integrated with AAI's operations, actual operational performance, the ability to maintain large client contracts or to enter into new contracts, and other items that may cause the actual results to differ materially which are discussed in the Company's recent Form 10-Q for the quarter ended December 31, 1997, its registration statement on Form S-1, as amended, and other filings with the Securities and Exchange Commission.

                                 Table to follow

                       APPLIED ANALYTICAL INDUSTRIES, INC.
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      (In thousands, except per share data)
                                   (Unaudited)


                                           Three months ended            Six months ended
                                                 June 30,                     June 30,
                                          ---------------------       ----------------------
                                            1997          1996          1997           1996
                                          -------       -------       -------       --------

Net sales                                 $15,767       $10,849       $30,989       $ 20,774


Operating costs and expenses:
       Cost of sales                        7,566         4,697        15,057          8,815
       Selling                              1,829         1,583         3,664          3,127
       General and administrative           3,808         2,383         7,215          4,656
       Research and development             1,753           940         3,371          1,792
                                          -------       -------       -------       --------
                                           14,956         9,603        29,307         18,390
                                          -------       -------       -------       --------


Income from operations                        811         1,246         1,682          2,384
Other income (expense), net                   340             8           972            (21)
                                          -------       -------       -------       --------
Income before income taxes                  1,151         1,254         2,654          2,363
Provision for income taxes                    568           513         1,161            967
                                          -------       -------       -------       --------
Net income                                $   583       $   741       $ 1,493       $  1,396
                                          -------       -------       -------       --------


Earnings per share                        $  0.04       $  0.06       $  0.09       $   0.12
                                          -------       -------       -------       --------
Weighted average shares outstanding        16,417        11,918        16,429         11,918
                                          -------       -------       -------       --------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the quarterly period ended June 30, 1997

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT TO 1934


                         Commission File Number 0-21185


                       APPLIED ANALYTICAL INDUSTRIES, INC.
             (Exact name of Registrant as specified in its charter)


                    DELAWARE                          04-2687849
        (State or other jurisdiction of            (I.R.S. employer
        incorporation or organization)            identification no.)


     5051 NEW CENTRE DRIVE, WILMINGTON, NC              28403
    (Address of principal executive office)           (Zip code)


                                 (910) 392-1606
              (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            YES   X     NO
                                 ---       ---

The number of shares of the Registrant's common stock outstanding, as of August 8, 1997 was 16,289,002 shares.

                       APPLIED ANALYTICAL INDUSTRIES, INC.
                                Table of Contents



         The terms "Company", "Registrant" or "AAI" in this Form 10-Q include Applied Analytical Industries, Inc. and its subsidiaries, except where the context may indicate otherwise. The term "L.A.B." refers to L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co., which was acquired by the Company as of December 31, 1996. Any item which is not applicable or to which the answer is negative has been omitted.


                                                                        Page No.
                                                                        --------

PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS (unaudited)
           Condensed Consolidated Statement of Income                      3
           Condensed Consolidated Balance Sheet                            4
           Condensed Consolidated Statement of Cash Flows                  5
           Notes to Condensed Consolidated Financial Statements            6

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS                             7


PART II. OTHER INFORMATION

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS               10

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K                                  10


SIGNATURES                                                                 11

EXHIBIT INDEX                                                              12

ITEM 1.   FINANCIAL STATEMENTS (unaudited)

                       APPLIED ANALYTICAL INDUSTRIES, INC.
                   Condensed Consolidated Statement of Income
                    (In thousands, except per share amounts)
                                   (Unaudited)


                                              Three months ended                    Six months ended
                                                     June 30,                           June 30,
                                          --------------------------          --------------------------
                                            1997              1996              1997              1996
                                          --------          --------          --------          --------

Net sales (includes related party
  net sales of $1,372; $2,665;
  $3,348 and $4,968, respectively)        $ 15,767          $ 10,849          $ 30,989          $ 20,774

Operating costs and expenses:
   Cost of sales                             7,566             4,697            15,057             8,815
   Selling                                   1,829             1,583             3,664             3,127
   General and administrative                3,808             2,383             7,215             4,656
   Research and development                  1,753               940             3,371             1,792
                                          --------          --------          --------          --------
                                            14,956             9,603            29,307            18,390
                                          --------          --------          --------          --------

Income from operations                         811             1,246             1,682             2,384

Other income (expense):
   Interest income                             653                74             1,308               219
   Other, net                                 (313)              (66)             (336)             (240)
                                          --------          --------          --------          --------
                                               340                 8               972               (21)
                                          --------          --------          --------          --------

Income before income taxes                   1,151             1,254             2,654             2,363
Provision for income taxes                     568               513             1,161               967
                                          --------          --------          --------          --------
Net income                                $    583          $    741          $  1,493          $  1,396
                                          --------          --------          --------          --------

Earnings per share                        $   0.04          $   0.06          $   0.09          $   0.12
                                          --------          --------          --------          --------
Weighted average shares
  outstanding                               16,417            11,918            16,429            11,918
                                          --------          --------          --------          --------




   The accompanying notes are an integral part of these financial statements.

                       APPLIED ANALYTICAL INDUSTRIES, INC.
                      Condensed Consolidated Balance Sheet
                                 (In thousands)


                                                                        June 30,         December 31,
                                                                          1997               1996
                                                                       ---------          ---------
                                                                      (Unaudited)
                                    ASSETS

Current assets:
Cash and cash equivalents                                              $  27,800          $  42,186
Accounts receivable                                                       17,429             10,033
Work-in-progress                                                           8,995              9,462
Prepaid and other current assets                                           6,546              6,357
                                                                       ---------          ---------
         Total current assets                                             60,770             68,038
                                                                       ---------          ---------
Property and equipment, net                                               22,480             19,216
Goodwill and other intangibles                                            12,937             14,953
Other assets                                                               2,379              2,271
                                                                       ---------          ---------
         Total assets                                                  $  98,566          $ 104,478
                                                                       ---------          ---------

             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Current maturities of long-term debt
   and short-term debt                                                 $   6,144          $   2,092
Accounts payable                                                           4,201              8,429
Customer advances                                                          5,903              7,790
Accrued wages and benefits                                                 3,397              5,127
Other accrued liabilities                                                  5,169              8,845
                                                                       ---------          ---------
         Total current liabilities                                        24,814             32,283
                                                                       ---------          ---------
Long-term debt                                                             7,029              6,671
Other liabilities                                                          1,092              1,529
Commitments and contingencies
Stockholders' equity:
  Preferred stock                                                           --                 --
  Common stock                                                                16                 16
  Paid-in capital                                                         66,866             66,719
Retained earnings (deficit)                                               (1,102)            (2,591)
Stock subscriptions receivable                                              (149)              (149)
                                                                       ---------          ---------
         Total stockholders' equity                                       65,631             63,995
                                                                       ---------          ---------
         Total liabilities and stockholders' equity                    $  98,566          $ 104,478
                                                                       ---------          ---------


   The accompanying notes are an integral part of these financial statements.

                       APPLIED ANALYTICAL INDUSTRIES, INC.
                 Condensed Consolidated Statement of Cash Flows
                                 (In thousands)
                                   (Unaudited)

                                                                            Six months ended
                                                                                June 30,
                                                                      ---------------------------
                                                                         1997              1996
                                                                      ---------          --------

Net income                                                            $   1,493          $  1,396
Adjustments to reconcile to net cash provided
    (used) by operating activities:
      Depreciation and amortization                                       2,213               939
      Other                                                                 174                24
      Changes in assets and liabilities:
         Trade and other receivables                                     (7,575)           (3,345)
         Work-in-progress                                                   (47)              336
         Prepaid and other assets, net                                     (305)           (1,355)
         Accounts payable                                                (4,047)             (490)
         Customer advances                                               (1,203)             (320)
         Other accrued liabilities                                       (4,657)             (107)
                                                                      ---------          --------
Net cash provided (used) by operating activities                        (13,954)           (2,922)
                                                                      ---------          --------
Cash flows from investing activities:
Purchase of property and equipment                                       (5,258)           (2,419)
Other                                                                      (207)               91
                                                                      ---------          --------
Net cash used by investing activities                                    (5,465)           (2,328)
                                                                      ---------          --------
Cash flows from financing activities:
Net proceeds (payments) short-term debt                                   4,038            (2,331)
Net proceeds (payments) long-term borrowings                                984              (414)
Dividends                                                                  --              (1,051)
Sale of common stock                                                         32              --
                                                                      ---------          --------
Net cash provided (used) by financing activities                          5,054            (3,796)
                                                                      ---------          --------
Net (decrease) increase in cash and cash equivalents                    (14,365)           (9,046)
Effect of exchange rate changes on cash                                     (21)             --
Cash and cash equivalents, beginning of period                           42,186            13,081
                                                                      ---------          --------
Cash and cash equivalents, end of period                              $  27,800          $  4,035
                                                                      ---------          --------

Supplemental information, cash paid for:
  Interest                                                            $     248          $    264
  Income taxes                                                        $     739          $    946


   The accompanying notes are an integral part of these financial statements.

                       APPLIED ANALYTICAL INDUSTRIES, INC.
              Notes to Condensed Consolidated Financial Statements




1.    BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles and applicable Securities and Exchange Commission regulations for interim financial information. These financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. It is presumed that users of this interim financial information have read or have access to the audited financial statements for the preceding fiscal year. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year.

2.    EARNINGS PER SHARE

The weighted average shares used in the calculation of earnings per share for 1997 represents the weighted average shares outstanding plus the dilutive impact of stock options. The shares used in the calculation of 1996 earnings per share represent pro forma shares which take into consideration convertible preferred stock and common stock options and awards issued during the twelve months preceding July 1996.

In February 1997 the Financial Accounting Standards Board issued Statement No. 128, which establishes new standards for computing and presenting earnings per share information. This statement will be effective for the Company's year-end 1997 financial statements and will require the restatement of all prior-period earnings per share data presented; however, earlier application is not permitted. The earnings per share data for 1997 will be the same as that computed under the new standard, assuming dilution. The Company has not determined the impact on prior-period data at this time.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Company's quarterly results have been and are expected to continue to be, subject to fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the commencement, completion or cancellation of large contracts, progress of ongoing contracts, recognition of licensing revenue, potential acquisitions, the timing of start-up expenses for new facilities and changes in the mix of services. Since a large percentage of the Company's operating costs are relatively fixed, variations in the timing and progress of large contracts or the recognition of licensing revenue (on projects for which associated expense may have been recognized in prior periods) can materially affect quarterly results. In addition, 1997 includes the operating results of L.A.B., the European contract research organization which was acquired by the Company on December 31, 1996. Accordingly, the Company believes that comparisons of its quarterly financial results may not be meaningful.

RESULTS OF OPERATIONS - SECOND QUARTER 1997 COMPARED TO SECOND QUARTER 1996

Net sales for the second quarter of 1997 increased 45% to $15.8 million compared to $10.8 million in 1996. The core fee-for-service revenues were $15.2 million in 1997, up 43% from $10.6 million in 1996. The addition of L.A.B. was the major contributing factor for this increase. Revenues from licensing and royalties were $590,000 in 1997 compared to $283,000 last year.

The Company suspended discussions on new license arrangements at the request of a third party, with whom it had been engaged in a potential business combination transaction, during the second quarter of 1997, which had an adverse effect on second quarter results. The Company has received a $1 million payment from such party, in part, as consideration for the loss in earnings associated with the suspension of licensing discussions, the related disruption to normal business activities and related expenses. The business combination discussions have been terminated and the Company expects to recognize the payment as income along with related expenses in the third quarter.

Cost of sales as a percentage of net sales increased to 48.0% compared to 43.3% last year. This increase is mostly attributable to the addition of L.A.B., which has historically operated at lower margins compared to the domestic operations of AAI. The Company is instituting changes at L.A.B. that are intended to increase operating margins to be more in-line with domestic results.

Selling expense as a percentage of net sales declined to 11.6% compared to 14.6% last year. The decline primarily resulted from the addition of L.A.B. sales with very little related selling expense. Prior to being acquired, L.A.B. had significantly reduced their marketing activities. The Company is in the process of expanding the sales and marketing activities in Europe, which should result in more normal percentage levels of selling expense in future periods.

General and administrative expenses as a percentage of net sales increased to 24.2% in 1997 compared to 22.0% in 1996. The Company has continued its efforts at controlling general and administrative expenses in line with overall growth. The increase during 1997 is mainly attributable to the inclusion of L.A.B. and increased spending on information technology.

Research and development expenses were $1.8 million in 1997 compared to $940,000 in 1996. The Company has continued spending on internal development projects in the U.S. and has now supplemented its program with L.A.B.'s active program in Europe.

Other income increased in 1997 compared to 1996 as a result of higher cash balances generating more interest income.

RESULTS OF OPERATIONS - SIX MONTHS 1997 COMPARED TO SIX MONTHS 1996

Net sales for the first six months of 1997 increased 49% to $31.0 million compared to $20.8 million in 1996. The core fee-for-service revenues were $28.9 million in 1997, up 46% from $19.8 million in 1996. The addition of L.A.B. was the major contributing factor for this increase. Revenues from licensing and royalties were $2.1 million in 1997 compared to $933,000 last year.

Cost of sales as a percentage of net sales increased to 48.6% compared to 42.4% last year. This increase is mostly attributable to the addition of L.A.B., which has historically operated at lower margins compared to the domestic operations of AAI.

Selling expense as a percentage of net sales declined to 11.8% compared to 15.1% last year. The decline primarily resulted from the addition of L.A.B. sales with very little related selling expense. Prior to being acquired, L.A.B. had significantly reduced their marketing activities.

General and administrative expenses as a percentage of net sales increased to 23.3% in 1997 compared to 22.4% in 1996. The Company has continued its efforts at controlling general and administrative expenses in line with overall growth. The increase during 1997 is mainly attributable to the inclusion of L.A.B. and increased spending on information technology.

Research and development expenses were $3.4 million in 1997 compared to $1.8 million in 1996. The Company has continued spending on internal development projects in the U.S. and has now supplemented its program with L.A.B.'s active program in Europe.

Other income increased in 1997 compared to 1996 as a result of higher cash balances generating more interest income.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its business through operating cash flows, proceeds from borrowings and the issuance of equity securities. Working capital was approximately $36.0 million at June 30, 1997 compared to approximately $35.8 million at December 31, 1996. Additionally, the Company has available a $20 million credit facility to supplement its liquidity needs.

Capital expenditures were approximately $5.3 million during the first half of 1997 compared to approximately $2.4 million during the same period last year. The Company anticipates total capital expenditures for 1997 of approximately $10 million.

AAI expects to continue expanding its operations through internal growth and strategic acquisitions. Such activities will be funded from existing cash and cash equivalents, cash flow from operations and borrowings. The Company believes that such sources of cash will be sufficient to fund operations and capital obligations for the current and foreseeable future and to pay existing debt as it becomes due. Although the Company has no present acquisition agreements or arrangements, there may be future acquisition or growth opportunities that require additional external financing for which the Company may from time-to-time seek to obtain funds through the public or private issuance of equity or debt securities. There can be no assurances that such financing will be available on terms acceptable to the Company.

This quarterly report may contain certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the Company's belief and assumptions, as well as information currently available to the Company. When used herein, the words "anticipate," "estimate," "expect," and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or financial condition may vary materially from those anticipated, estimated or expected. Key factors that may have a direct bearing on the Company's results, performance and financial condition include, but are not limited to, the Company's dependence on and effect of government regulations; its management of growth and acquisition risks, including its integration of acquired operations; the level of outsourcing of research, development and testing activities in the pharmaceutical and biotechnology industries; its dependence on key personnel; and its dependence on third-party marketing and distribution of internally developed drugs.

PART II. OTHER INFORMATION

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On May 12, 1997, the Company held its annual meeting of stockholders. The total shares outstanding of common stock as of the record date was 16,292,933. The matters voted upon at the meeting and the results are as follows:

Election of Directors, term to expire 2000:

                            Frederick D. Sancilio, Ph.D.    William H. Underwood
                            ----------------------------    --------------------
         Votes for                 13,380,758                     13,380,758
         Votes against                   -                             -
         Votes withheld                  -                             -
         Abstentions                       10                             10

Approval of the 1997 Stock Option Plan authorizing the issuance of options to purchase 486,000 shares of common stock:

         Votes for                  13,377,793
         Votes against                   2,775
         Votes withheld                    -
         Abstentions                       200

Ratify the appointment of Price Waterhouse LLP as independent auditors for the Company for the fiscal year ending December 31, 1997:

         Votes for                  13,308,123
         Votes against                     907
         Votes withheld                    -
         Abstentions                    71,738

No other matters were voted upon at the meeting.


ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K.

EXHIBITS:

A list of the exhibits required to be filed as part of this Report on Form 10-Q is set forth in the "Exhibit Index", which immediately precedes such exhibits, and is incorporated herein by reference.

REPORTS ON FORM 8-K:

None filed during the quarter ended June 30, 1997.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 APPLIED ANALYTICAL INDUSTRIES, INC.

Date: August 14, 1997            By:  /s/   FREDERICK D. SANCILIO
                                     ----------------------------
                                     Frederick D. Sancilio, Ph.D.
                                     Chairman of the Board and Chief Executive
                                     Officer (Principal Executive
                                     Officer)

Date: August 14, 1997            By:  /s/  MARK P. COLONNESE
                                     -----------------------
                                     Mark P. Colonnese
                                     Vice President and Chief Financial Officer
                                     (Principal Financial Officer)

                       APPLIED ANALYTICAL INDUSTRIES, INC.
                                  EXHIBIT INDEX

      EXHIBIT
        NO.                          DESCRIPTION
        ---                          -----------

        3.1 - Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)

        3.2 - Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

        4.1 - Articles Fourth, Seventh, Eleventh and Twelfth of the form of Amended and Restated Certificate of Incorporation of the Company (included in Exhibit 3.1)

        4.2 - Article II of the form of Restated By-laws of the Company (included in Exhibit 3.2)

        4.3 - Specimen Certificate for shares of Common Stock, $.001 par value, of the Company (incorporated by reference to Exhibit
                  4.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.1     - Employment Agreement dated November 17, 1995 between the
                  Company and Frederick D. Sancilio (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.2     - Applied Analytical Industries, Inc. 1995 Restricted Stock
                  Award Plan (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.3     - Applied Analytical Industries, Inc. 1995 Stock Option Plan
                  (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.4     - Applied Analytical Industries, Inc. 1996 Stock Option Plan
                  (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.5     - Stockholder Agreement dated as of November 17, 1995 among the Company, GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 1995, L.P., Bridge Street Fund 1995, L.P., Noro-Moseley Partners III, L.P., Wakefield Group Limited Partnership, James L. Waters, Frederick D. Sancilio and the parties listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

      EXHIBIT
        NO.                          DESCRIPTION
        ---                          -----------

       10.6     - Preferred Stock Purchase Agreement dated as of November 17,
                  1995 among the Company, GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 1995, L.P., Bridge Street Fund 1995, L.P., Noro-Moseley Partners III, L.P., Wakefield Group Limited Partnership and James L. Waters (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.7     - Loan Agreement dated as of December 21, 1992 between
                  NationsBank, N.A. and the Company, together with the First Amendment and Second Amendment thereto and agreement extending the term thereof (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.8     - Loan Agreement dated as of November 1, 1988 between the
                  Company and The New Hanover County Industrial Facilities and Pollution Control Financing Authority (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.9     - Letter of Credit Reimbursement Agreement dated November 1,
                  1988 between NationsBank, N.A. (formerly, NCNB National Bank of North Carolina) and the Company, as amended (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.10    - Lease Agreement dated as of March 7, 1994 between 5051 New
                  Centre Drive, L.L.C., as landlord, and the Company, as tenant (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.11    - Lease Agreement dated as of December 23, 1993 between I-40
                  Properties, as landlord, and the Company, as tenant (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.12    - Development Agreement dated as of April 25, 1994 between the
                  Company and Endeavor Pharmaceuticals Inc. (formerly, GenerEst, Inc.) (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.13    - Development Agreement dated as of April 4, 1995 between the
                  Company and Aesgen, Inc. (incorporated by reference to Exhibit
                  10.13 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

      EXHIBIT
        NO.                          DESCRIPTION
        ---                          -----------

       10.14    - Loan Agreement dated as of December 30, 1996 between
                  NationsBank, N.A. and the Company (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

       10.15    - Letter dated August 22, 1996 from NationsBank, N.A. to the
                  Company extending the maturity of certain indebtedness (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.16    - Registration Rights Agreement dated as of November 17, 1995 among the Company, GS Capital Partners II, L.P., Wakefield Group Limited Partnership, James L. Waters, Frederick D. Sancilio and the parties listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.16 to Post-effective Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-5535))

       10.17    - Underwriting Agreement dated September 19, 1996 between the
                  Company and Goldman Sachs & Co., Cowen & Company and Lehman Brothers, Inc., as representatives of the underwriters listed on Schedule 1 thereto (incorporated by reference to Exhibit
                  10.17 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)

       10.18    - Option Agreement between Applied Analytical Industries, Inc.
                  and My Asset Management GmbH and Friedrich Herzog von Wurttemberg. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated December 31, 1996)

       10.19    - Purchase and Assignment Agreement between Friedrich Herzog von Wurttemberg and My Asset Management GmbH (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated December 31, 1996)

       27       - Financial Data Schedule (for SEC use only)




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